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                                                                       Exhibit 3


                                November 7, 1994



Mr. John H. Morrow
Executive Vice President
Puritan-Bennett Corporation
9401 Indian Creek Parkway
Overland Park, Kansas  66225

Dear Mr. Morrow:

         This supplemental letter agreement ("Supplemental Agreement") amends and supplements the letter agreement dated June 9, 1994 (the "Agreement") between you and Puritan-Bennett Corporation. All definitions of terms in the Agreement shall apply in this Supplemental Agreement. As amended and supplemented by this Supplemental Agreement, the Agreement shall remain in full force and effect.

         1. The benefits payable to you under Sections 3.1(a) and (b) of the Agreement are hereby modified by replacing Sections 3.1(a) and (b) in their entirety with the following:

         1.1 Rights upon Termination by Company other than for Cause, or by Employee for Good Reason. If the Company terminates your employment other than for Cause prior to your Normal Retirement Date, or if you terminate your employment for Good Reason prior to your Normal Retirement Date, then the Company shall have the following obligations to you:

               (a) During the applicable Continued Payment Period, the Company shall make semi-monthly payments to you equal to your semi-monthly base salary in effect immediately prior to the Employment Termination Date plus one twenty-fourth of the annual average of your incentive bonus payments under the MIB Plan or any successor thereto with respect to the three full (12 months) fiscal years immediately preceding the Employment Termination Date (such annual average being referred to herein as the "Average Annual Incentive Payment"), such amounts to be computed without regard to any reductions which may have occurred in breach of this Agreement or following a Change in Control. Such payments shall be subject to all required withholdings. The Continued Payment Period shall commence on the Employment Termination Date and shall be a number of weeks determined by adding (a) the greater of
                      (i) four or (ii) two times the number of years Employee has been an employee of the Company (rounding up to the next full year and excluding any intervening periods during which Employee was not an employee of the Company), plus (b) two times the number of $5,000 increments (rounded up to the next whole $5,000 increment) contained in the Employee's Annual Compensation (as defined
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Mr. John H. Morrow
November 7, 1994
Page 2

                      below); provided, that the Continued Payment Period shall not exceed three years. "Annual Compensation" shall mean the sum of (x) your annual base salary in effect immediately prior to the Employment Termination Date, plus (y) the Average Annual Incentive Payment.

               (b) Any outstanding unvested options held by you to purchase stock of the Company that have not otherwise become exercisable under the terms of the Company's stock option plans shall become fully vested and exercisable.

         2. If your employment is terminated under circumstances in which you are entitled to receive payments under Section 3.1 of the Agreement, and if you are not otherwise entitled to a bonus payment with respect to the fiscal year in which your employment is terminated, the Company will pay to you within 30 days after the Employment Termination Date, and subject to required withholdings, a one-time bonus equal to the product of (i) the fraction of a full year represented by the period from the beginning of the fiscal year to the Employment Termination Date, and (ii) the Average Annual Incentive Payment.

         3. If your employment is terminated under circumstances in which you are entitled to receive payments under Section 3.1 of the Agreement, then the Company will provide a benefit under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") and Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code"), as follows: the Company shall pay the percentage of the cost of COBRA coverage with respect to your coverage status (e.g., individual or family) in effect immediately prior to the Employment Termination Date, which percentage shall be the fraction (expressed as a percentage), the numerator of which shall be the difference between (i) the monthly cost of COBRA coverage for your coverage status in effect immediately prior to the Employment Termination Date and
               (ii) your monthly contribution toward your coverage in effect immediately prior to the Employment Termination Date, and the denominator of which shall be the monthly cost of COBRA coverage for your coverage status in effect immediately prior to the Employment Termination Date. All of such amounts shall be determined as of the day immediately preceding the termination of Employee's employment. The insurance continuation benefits paid for hereunder shall be deemed to be part of your COBRA coverage. Such benefits shall be in addition to any other benefits relating to health or medical care benefits that are available under the Company's policies to you following termination of employment.

         4. The severance benefits provided under the Agreement and this Supplemental Agreement will be reduced by any severance benefits to which you are entitled under the Company's Severance Benefits policy for terminated employees, or any other agreement between you and the Company for severance benefits. Except as provided in the immediately preceding sentence, all of your rights and benefits, including those under the Agreement and this Letter Agreement, shall remain in full





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Mr. John H. Morrow
November 7, 1994
Page 3

               force and effect. It is expressly agreed that payments or benefits to you under the Company's SERP or under any agreement with you relating to the Company's SERP or any other retirement or pension arrangement shall not be offset against or reduce in any way any payments or benefits to which you are entitled under the Agreement or under this Supplemental Agreement.

         5.    Section 5 of the Agreement is hereby replaced with the following:

               Non-Competition. During your employment, you agree that you will not directly or indirectly compete with the Company, or engage in, or act as an officer, director, employee, or agent of any person or entity that is engaged in, any business in which the Company is engaged, without the written approval of the CEO. The foregoing shall not prohibit you from investing in any securities of a corporation whose securities, or any of them, are listed on a national securities exchange or traded in the over-the-counter market so long as you shall own less than 3% of the outstanding voting stock of such corporation. If you are entitled to receive payments under Section 3.1(a), then, as to any business in which the Company is engaged as of the Employment Termination Date, you shall continue to be bound by the provisions of this Section 5 during the applicable Continued Payment Period. If you violate the provisions of this Section 5, then, in addition to any other rights at law or in equity, the Company shall be entitled to discontinue any payments otherwise due to you hereunder.

         6.    (a)    Anything in the Agreement or this Supplemental Agreement
               to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "Payment") would be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of amounts payable or distributable as severance benefits hereunder shall be reduced to the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of such severance benefits without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. Anything to the contrary notwithstanding, if the Reduced Amount is zero and it is determined further that any Payment which is not part of the severance benefits payable hereunder would nevertheless be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of Payments which are not severance benefits under this Agreement shall also be reduced (but not below zero) to an amount expressed in present value which maximizes the aggregate present value of Payments without causing any payment to be nondeductible by the Company because of Section 280G of the Code. For





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Mr. John H. Morrow
November 7, 1994
Page 4

               purposes of this paragraph 6, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

               (b) All determinations required to be made under this paragraph 6 shall be made by an accounting firm jointly selected by you and the Company (the "Accounting Firm") and paid by the Company, and which may be the Company's independent auditors. The Accounting Firm shall provide detailed supporting calculations both to the Company and Employee within 15 business days of the Date of Termination or such earlier time as is requested by the Company and an opinion to Employee that he or she has substantial authority not to report any excise tax on his Federal income tax return with respect to any Payments. Any such determination by the Accounting Firm shall be binding upon the Company and Employee. Employee shall determine which and how much of the Payments, shall be eliminated or reduced consistent with the requirements of this paragraph 6, provided that, if Employee does not make such determination within ten business days of the receipt of the calculations made by the Accounting Firm, the Company shall elect which and how much of the Payments shall be eliminated or reduced consistent with the requirements of this paragraph 6 and shall notify Employee promptly of such election; and provided further that any Payments which do not constitute gross income to Employee shall not be reduced or eliminated unless all other Payments have first been eliminated. Within five business days thereafter, the Company shall pay to or distribute to or for the benefit of Employee such amounts as are then due to Employee under this Agreement.

               (c)    As a result of the uncertainty in the application of
               Section 280G of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments will have been made by the Company which should not have been made ("Overpayment") or that Payments will not have been made by the Company which could have been made ("Underpayment"), in each case, consistent with the calculations required to be made hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against Employee or the Company which the Accounting Firm believes has a high probability of success, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of Employee shall be treated for all purposes as a loan ab initio to Employee which Employee shall repay to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable to the Company if and to the extent such deemed loan and payment would not either reduce the amount on which Employee is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee together with interest at 120% of the applicable federal rate provided for in Section 7872(f)(2) of the Code, compounded semiannually.





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Mr. John H. Morrow
November 7, 1994
Page 5


         7. Notwithstanding anything in the Agreement or this Supplemental Agreement to the contrary, if after giving effect to the provisions of Section 6 of this Supplemental Agreement any portion of any payments to you by the Company under the Agreement, this Supplemental Agreement and any other present or future plan or program of the Company or other present or future agreement between you and the Company would not be deductible by the Company for Federal income tax purposes by reason of application of Section 162(m) of the Code, then payment of that portion to you shall be deferred until the earliest date upon which payment thereof can be made to you without being non-deductible pursuant to Section 162(m) of the Code. In the event of such a deferral, the Company shall pay interest to you on the amount deferred at 120% of the applicable federal rate provided for in Section 7872(f)(2) of the Code, compounded semi-annually.

         8.    Miscellaneous.

         8.1. No Assignment. No benefit hereunder shall be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrances or charge, and any attempt to do so shall be void.

         8.2 Notices. All notices hereunder shall be in writing, and shall be delivered in person, by facsimile or by certified mail-return receipt requested. Notices shall be delivered as follows:

                            If to the Company:

                            Chief Executive Officer
                            Puritan-Bennett Corporation
                            9401 Indian Creek Parkway
                            Overland Park, Kansas 66225

                            If to the Employee:

                            Mr. John H. Morrow
                            10231 Catalina
                            Overland Park, Kansas 66207

Either party may change its address for notice by giving notice to the other party of a new address in accordance with the foregoing provisions.

         8.3 Governing Law. This Agreement shall be governed by the laws of the State of Kansas.

         8.4 Disputes. In the event of any dispute between the Company and Employee arising out of this Agreement, the Company's then current Alternative Dispute Resolution Procedure will be followed (a copy of the current procedure is attached hereto) and the prevailing party shall be entitled to recover its reasonable attorneys' fees and expenses incurred in connection with the enforcement of its rights hereunder.





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Mr. John H. Morrow
November 7, 1994
Page 6

         8.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         8.6 Descriptive Headings. Descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         Please acknowledge your agreement to the foregoing Letter Agreement by signing the enclosed counterpart of this letter and returning it to the Company.

                                        Very truly yours,

                                        PURITAN-BENNETT CORPORATION



                                        By: /s/ Lee Robbins
                                            ------------------------------
                                            Vice President


Agreed to and accepted:


/s/ John H. Morrow
- -------------------------
JOHN H. MORROW